Exhibit 4.29

ERYTECH PHARMA
Public limited company (société anonyme) with share capital of €1,795,611.50
Headquarters: 60, avenue Rockefeller, 69008 Lyon
Lyon Trade Register 479 560 013

TERMS AND CONDITIONS DETACHABLE ORDINARY STOCK SUBSCRIPTION WARRANTS REFERRED TO AS BSA2020

Adopted by the Board of Directors on July, 28th 2020

SUMMARY

1	GENERAL PROVISIONS	3
2	DEFINITIONS	3
3	NUMBER OF BSA2020	3
4	FEATURES OF THE BSA2020	3
5	BSA2020 EXERCISE METHODS	4
6	RIGHTS AND OBLIGATIONS ATTACHED TO SHARES ISSUED UPON THE EXERCISE OF THE BSA2020	5
7	PROTECTION OF BSA2020 WARRANT HOLDERS	5
8	ASSIMILATION	6
9	APPLICABLE LAW – JURISDICTION	6

1.GENERAL PROVISIONS

Based on the authorization granted under the thirty-second resolution of the Combined Shareholders’ Meeting of Erytech Pharma, a limited liability company (société anonyme) with share capital of €1,795,611.50 and headquarters at 60, avenue Rockefeller, 69008 Lyon, registered with the Lyon Trade and Companies under number 479 560 013 (the "Company") on June 26, 2020, the Board of Directors decided at its July 28th 2020 meeting to adopt the terms and conditions (the "Terms and Conditions") of the issuance of detachable ordinary stock subscription warrants (the "BSA2020") under the stipulations of Articles L. 228-91 et seq. of the Commercial Code.

Except where otherwise decided by the Board of Directors, the Terms and Conditions shall be applicable to all BSA2020 issuances that may be approved by the Board of Directors on the basis of the thirty-second resolution adopted by the Company's Combined Shareholders' Meeting of June 26, 2020, within eighteen (18) months following that Shareholders' Meeting.

2.DEFINITIONS

"BSA2020"	means the detachable stock subscription warrants issued by the Company's Board of Directors or as the case may be by the Chief Executive Officer upon delegation granted by the Board of Directors within eighteen (18) following the thirty-second resolution adopted by the Company's Combined Shareholders' Meeting of June 26, 2020.
"Disability"	means a disability of the BSA2020 warrant holder corresponding to the second or third category stipulated in Article L.341-4 of the Social Security Code.
"Terms and Conditions"	means these Terms and Conditions of the BSA2020 as adopted by the Company's Board of Directors on July 28th 2020

3.NUMBER OF BSA2020

Pursuant to the thirty-second resolution of the Company's Combined Shareholders' Meeting of June 26, 2020, the Board of Directors was authorized to issue and grant detachable stock subscription warrants entitling their holders to subscribe maximum 100,000 ordinary shares of the Company, adjusted to account, as applicable, of any stock split or reverse split; note that the total amount of capital increases that could be carried out in application of the BSA2020 and of the bonus shares plans and stock subscription options adopted by the Board of Directors on July 28th 2020, may not exceed the 900,000 ordinary shares ceiling.

4.FEATURES OF THE BSA2020

4.1 BSA2020 subscription price

BSA2020 will be subscribed upon payment of a subscription price as determined by the issuance decision, on the basis of their fair market value price, of the board of directors or, as the case may be, of the Chief Executive Officer acting upon delegation granted by the Board. The subscription price shall be paid in full in cash at the time of the subscription via a cash payment.

4.2 Subscription

The BSA2020 subscription will be recorded by means of a subscription form to which are annexed these Terms and Conditions, duly issued by the Company and signed by the relevant warrant holder, together with the amount of the subscription within 90 days from the date of the issuance decision. Thereafter, the BSA2020 will automatically lapse except if expressly decided otherwise by the Company's Board of Directors.

4.3 Trading securities

The BSA2020 will be issued in the registered form and recorded in an account. The BSA2020 will be traded and transferred in accordance with the provisions of the Company's Articles of Incorporation and with the rules and regulations applicable to companies whose shares are listed for trading on a regulated market.

4.4 BSA2020 exercise price

For as long as the Company's shares are listed for trading on a regulated market, each BSA2020 will entitle its holder to subscribe under the conditions defined herein below one ordinary share with a par value of €0.10 at a per share exercise price approved by the Company's Board of Directors or as the case may be by the Chief Executive Officer upon delegation granted by the Board of Directors and equal to the maximum of (i) the closing price of the Company's stock on the day preceding the date of allocation of the BSA2020 and the (ii) the volume-weighted average closing price of the stock recorded over a period of at least five consecutive trading days as chosen by the Board of Directors or Chief Executive Officer to at most thirty consecutive trading days out of the thirty trading days prior to the setting of the exercise price with a 5% discount.

4.5 Types of shares subscribed through the exercise of the BSA2020

The shares subscribed by beneficiaries of the BSA2020 will be ordinary shares.

4.6 Number of shares subscribed through the exercise of the BSA2020

Each BSA2020 will entitle its holder to subscribe one (1) ordinary Company shares, subject to any adjustments required by law should the Company carry out certain transactions involving its share capital.

5.BSA2020 EXERCISE METHODS

5.1 Exercise methods

The BSA2020 will be exercised by means of:

A.delivery to the Company of a subscription form duly signed by the warrant holder mailed by registered mail with return receipt requested or by letter delivered in person and received by the Company no later than midnight on the expiration date of said BSA2020, and

B.payment in full by the relevant warrant holder of the subscription price for the shares whose issue will result in the exercise of the BSA2020, in cash, including, as applicable, by means of offsetting with liquid liabilities due from the Company, with the understanding that:
1.1.1 where the share subscription price is paid by check, the check must be included with the request (if the check is not a bank check, it will be considered payment in full at the date it is received only if it is fully funded),
1.1.2 where the share subscription price is paid by bank transfer, the subscription price must be received in the Company's account no later than five (5) calendar days following the receipt of said subscription application.

Each BSA2020 can only be exercised once.

5.2 Exercise periods

Subject to the exercise conditions under Article 5.4 below, the BSA2020 may be exercised by each warrant holder at the expiration of a twenty four (24) months period following the date of the Board of Directors' meeting or, as the case may be, of the decision of the Chief Executive Officer acting upon delegation of the Board, having granted the BSA2020 to said holder.

Subject to the conditions under Article 5.4 below, the BSA2020 must be exercised on one or more occasions no later than within three (3) years of their issuance; note that any BSA2020 that have not yet been exercised at the end of such three (3) years will lapse automatically.

5.3 Accelerated exercise period

As an exception to the foregoing, in the event that a merger by absorption agreement is signed in which the Company is merged with and into another company or in the event of an Offer likely to lead to a Change in Control (hereinafter referred to, in both cases, as a "Transaction"), the BSA2020 exercise rights will be accelerated by the Company's Board of Directors so that all warrant holders are able to exercise 100% of their not yet exercisable BSA2020 and take part as Company shareholders in said Transaction if they so desire.

In such event, the Company will inform each warrant holder (or the warrant holder's beneficiaries) that the warrant holder has (15) days to exercise all the BSA2020 held; this exercise period is set freely by the Company in relation to the Transaction completion calendar. Failure to exercise all the BSA2020 held by the warrant holders within said period will result in the BSA2020 lapsing with no compensation due from the Company.

"Change in Control" means the event by which one or more persons acting in concert come to hold more than 50% of the Company's capital or voting rights.

"Offer" means any public offer (tender offer, exchange offering, combined offer, etc.) on all of the Company's shares which (i) has been filed with the French Autorité des marchés financiers after the BSA2020 subscription date (ii) has been declared compliant by the French Autorité des marchés financiers, (iii) has been recommended or approved by the Company's Board of Directors, and (iv) if subject to the normal procedure rules, has had a positive outcome.

5.4 Exercise conditions

The exercise of the BSA2020 by a given warrant holder is contingent on said warrant holder (i) being a corporate officer not subject to the tax and social security rules applicable to employees of the Company or its subsidiaries or (ii) being a member of the Board of Directors or of any special committee created by the Board of Directors of the Company or of one of its subsidiaries and not otherwise being an employee of the Company or of one of its subsidiaries.

Should a warrant holder no longer qualify under these conditions, except for reasons of non-renewal of their mandate as a member of the Board of Directors by the shareholders or non-renewal as a member of a special committee to the extent this member has not refused a mandate renewal offer or if this member’s renewal has not been approved by the shareholders/Board of directors as applicable, the following rules shall apply except if decided otherwise by the Board of Directors:
–the BSA2020 that cannot be exercised at the Date as such term is defined below will lapse,
–the exercisable BSA2020 must be exercised by the relevant warrant holder within three (3) months from the Date, failing which the warrants will lapse.

The number of BSA2020 that may be exercised will be determined on the following date (the "Date"):
–in the event of removal: on the day of deliberation by the Company members or the relevant subsidiary or by the Board of Directors deciding on the removal,
–in the event of resignation: on the date of receipt by the Company or by the relevant subsidiary of the resignation letter,
–in the event of consultant contract termination: on the date of the effective consultant contract termination,
–in the event a member of the Board of Directors or of any special committee refuses the renewal of his mandate: on the date of the term date of his current mandate.

In the event of non-renewal as a member of the Board of Directors or as member of any special committee, the warrant holder continues to keep his rights related to the BSA2020 whether exercisable or not within the terms of articles 5 & 6 only if this member does not refuse a mandate renewal offer or if his or her renewal has not been approved by the shareholders (for the members of the Board of Directors) or by the Board of Directors (for the members of any special committee).
Furthermore, the exercisable BSA2020 must be exercised by the warrant holders or their beneficiaries, within six (6) months following the occurrence of the Disability or death of the BSA2020 warrant holder, failing which the warrants will lapse.

6.RIGHTS AND OBLIGATIONS ATTACHED TO SHARES ISSUED UPON THE EXERCISE OF THE BSA2020

The newly issued ordinary shares subscribed upon the exercise of the BSA2020 must be subscribed in cash and paid in full upon subscription.

The new shares issued upon the exercise of the BSA2020 will be, upon their issuance, fully assimilated into the existing ordinary shares and subject to all the statutory provisions applicable to existing shares of the same class.

They will carry rights as from the first day of the fiscal year in which they were subscribed.

7.PROTECTION OF BSA2020 WARRANT HOLDERS

7.1 Keeping the rights

Pursuant to Article L. 228-98 of the Commercial Code:

–in the event of a decrease in share capital due to losses by means of a reduction of the number of shares, the rights of BSA2020 warrant holders in terms of the number of shares to be received upon exercise of the BSA2020 will be reduced accordingly as if said warrant holders were company members as from the date of issuance of the BSA,

–in the event of a decrease in share capital due to losses by means of a reduction in the par value of the shares, the subscription price for the shares to which the BSA2020 warrant holders are entitled will not change; the issue premium will be increased by the amount of the decrease in par value.

Furthermore:

–in the event of a decrease in share capital not due to losses by means of a reduction in the par value of the shares, the subscription price for the shares to which the BSA2020 warrant holders are entitled will be decreased by the corresponding amount,

–in the event of a decrease in share capital not due to losses by means of a decrease in the number of shares, the BSA2020 warrant holders, if they exercise their BSA2020, may request to buy the shares under the same conditions as if they were company members at the time of the Company's share buyback.

The Company is authorized to changed its legal form, corporate purpose and profit distribution rules, as well as to amortize its capital and issue preferred shares as stipulated in Article L. 228-98 of the Commercial Code.

The Company is authorized to require that the BSA2020 warrant holders buy or redeem their rights as stipulated in Article L. 228-102 of the Commercial Code.

Subject to the powers expressly reserved by law to Company Members' Meetings and to Groups of Holders' Meetings, the Company Board of the Directors will have authority to take any measure relative to the protection of the rights of such holders as provided by law and by rules and regulations, specifically as set forth in Articles L. 228-98 et L. 228-99 of the Commercial Code. The protection of the rights of the BSA2020 warrant holders stipulated in Article L. 228-99 of the Commercial Code is ensured, at the Board of Directors choice, through one of the three options stipulated in said Article.

7.2 BSA2020 warrant holders as a group

In the event that there are many BSA2020 warrant holders, they will be automatically grouped together and such group will be subject to the provisions of Articles L. 228-103 et seq. of the Commercial Code for the purpose of defending their common interests, in accordance with the provisions of said articles. For the purposes herein, the representative of the BSA2020 warrant holders group will act in the capacity of agent of the BSA2020 warrant holders. The representative of the BSA2020 warrant holders group will be appointed pursuant to the rules and regulations in effect at the time of the Company's first grant of BSA2020.

8.ASSIMILATION

Should the Company simultaneously or subsequently issue new share subscription warrants whose holders have identical nominal amount rights equal to those of the BSA2020 warrant holders, such issuances will be assimilated upon issuance of the BSA2020, so that all of these securities holders form a single group.
9.APPLICABLE LAW – JURISDICTION

The BSA2020 and the Terms and Conditions are governed by French law.

A dispute arising from the 'interpretation or performance of the Terms and Conditions shall be under the exclusive jurisdiction of the Court of Appeals for the location of the Company's headquarters.